Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

April 7, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Larry Spirgel

Alexandra Barone

Robert Littlepage

Claire DeLabar

Re:	Applovin Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 22, 2021
File No. 333-253800

Ladies and Gentlemen:

On behalf of our client, Applovin Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 31, 2021, relating to the above referenced Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment (“Amendment No. 2”) to the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 to the Registration Statement and a copy marked to show all changes from the Registration Statement filed on March 22, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on March 22, 2021), all page references herein correspond to the page of Amendment No. 2.

Risk Factors, page 64

1.

We note the disclosure indicates the federal district courts will be the exclusive forum for Securities Act claims. Please revise the disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

April 7, 2021

The Company respectfully advises the Staff that it has revised its disclosure on page 65 to address the Staff’s comment.

Use of Proceeds, page 69

2.

You disclose that the company requested to draw down an additional $250M from the company’s $600M revolving credit facility, which it expects to close on March 31, 2021. Please reconcile this disclosure with your disclosure that the company intends to use $400M of the net proceeds to repay the entire outstanding amount under the revolving credit facility.

The Company respectfully advises the Staff that, following the draw down of an additional $250 million under the Company’s revolving credit facility, which occurred on March 31, 2021, the outstanding amount under such facility is $400 million. The Company intends to use a portion of the net proceeds from the offering to repay that amount in full. The Company has updated its disclosures throughout Amendment No. 2 following this draw down and has revised Amendment No. 2 to clarify that, following the draw down, the outstanding balance on the revolving credit facility was $400 million.

3.	Your cross-reference to disclosure under your “Underwriting (Conflicts of Interest)” seems misplaced. Please advise or revise.

The Company respectfully advises the Staff that it has revised its disclosure on page 69 to clarify the cross-reference to the section titled “Underwriters (Conflicts of Interest)” to address the Staff’s comment.

Experts, page 212

4.

We note the disclosure stating you have agreed to indemnify and hold KPMG harmless for any legal costs and expenses incurred by KPMG in successful defense of any legal action that arises as a result of KPMG’s consent to the inclusion of its audit report on Machine Zone, Inc.’s past financial statements included in the filing. We also note your amended and restated bylaws which will provide that the company “may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise” (page 167). Please confirm, if true, that the indemnification agreement you have with KPMG does not permit indemnification in circumstances other than the successful defense of any legal action that arises as a result of KPMG’s consent to the inclusion of its audit report on Machine Zone, Inc.’s past financial statements included in the filing. Also, explain to us whether the provision in your revised bylaws relating to indemnification of agents will apply to KPMG, and whether it is also intended to extend to your independent registered accountant.

U.S. Securities and Exchange Commission

April 7, 2021

The Company respectfully advises the Staff that the indemnification agreement it has with KPMG does not include indemnification in circumstances other than the successful defense of any legal action that arises as a result of KPMG’s consent to the inclusion of its audit report on Machine Zone, Inc.’s past financial statements included in the filing. The Company further advises the Staff that the provision in its revised bylaws relating to indemnification of agents does not apply to KPMG or the Company’s independent registered public accounting firm.

*****

U.S. Securities and Exchange Commission

April 7, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 2 to the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Adam Foroughi, Applovin Corporation

Herald Chen, Applovin Corporation

Victoria Valenzuela, Applovin Corporation

Lonnie Huang, Applovin Corporation

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP